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                                                                  Exhibit 3 (ii)
                                                   April 26, 2002

General American Life Insurance Company
700 Market Street
St. Louis, MO 63101

Gentlemen:

In my capacity as Assistant Vice President and Actuary for General American Life Insurance Company, I have provided actuarial advice concerning a variable life insurance product (File No. 333-64216) funded through General American Life Insurance Company Separate Account Eleven.

It is my professional opinion that:

1. The fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

2. The illustrations of cash values, death benefits, and accumulated premiums in the Appendix to the prospectus contained in the Registration Statement are based on the assumptions stated in the illustration, and are consistent with the provisions of the Policy. The rate structure of the Policy has not been designed so as to make the relationship between premium and benefits, as shown in the illustrations, appear to be more favorable to prospective purchasers of Policies aged 45 in the rate class illustrated than to prospective purchasers of Policies at other ages.

3. The information contained in the examples set forth in the section of the prospectus entitled "Illustration of Death Benefits and Cash Values" is based on the assumptions stated in the examples, and is consistent with the provisions of the Policy.

I hereby consent to the filing of this opinion as an exhibit to the Post-Effective Amendment to the Registration Statement and to the use of my name under the heading "Experts" in the prospectus.

Sincerely,

Karen A. King, FSA, MAAA
Assistant Vice President & Actuary